October 23, 1997


Mr. Michael W. Johnson
987 Lost Angel Road
Boulder, Colorado 80302

Re:	Incentive Compensation

Dear Michael:

This letter (the "Agreement") sets forth the terms pursuant to which InfoNow Corporation (the "Company") agrees to compensate you ("Johnson"), in connection with the sale of all or substantially all the assets, business or equity securities of the Company (the "Transaction"). The term of this Agreement shall commence as of the date hereof and shall expire upon the later of (i) 18 months from the date hereof or (ii) the date on which Johnson is no longer President or CEO of the Company.
 This Agreement and the compensation specified herein is in addition to and supplements any and all other compensation to be paid to Johnson in connection with his employment by the Company.

For purposes of this Agreement, a Transaction, whether affected in one Transaction or in a series of Transactions, means (i) any merger, consolidation, reorganization or combination pursuant to which the business of the Company is directly or indirectly acquired by another party, (ii) the acquisition by another party directly or indirectly of more than 51% of the common stock or other class of capital stock or equity interest in the Company, or all or a substantial portion of the assets of the Company, in each case whether by tender or exchange offer, negotiated purchase or otherwise,
(iii) the acquisition, through a proxy contest or through another method not involving the acquisition of the Company's voting capital stock, or by another party with the power to directly or indirectly direct or cause the direction of the management and policy of the Company.

If the Transaction is closed during the term of this Agreement or within 120 days after Johnson has ceased to be President or CEO of the Company, then upon closing the Transaction, the Company shall pay to Johnson or cause Johnson to be paid a transaction fee (the "Transaction Fee") calculated as follows:

If the transaction is completed at a transaction value (the
"Transaction Value") of less than $7.5 million, then
Johnson will receive no Transaction Fee; or

If the transaction is completed at a Transaction Value of $7.5 million but less than $14.0 million, then the Company shall pay or cause Johnson to be paid four percent of the total proceeds received for the Company; or

 If the transaction is completed at a Transaction Value of $14.0 million but less than $20.0 million, then the Company shall pay or cause Johnson to be paid eight percent of the total proceeds received for the Company;
or

If the transaction is completed at a Transaction Value of $20.0 million or greater, then the Company shall pay or cause Johnson to be paid twelve percent of the total proceeds received for the Company.

Any cash received by the Company for the issuance of InfoNow equity after the date of this Agreement will be added to the above threshold values.

For purposes of this Agreement, the Transaction Value shall mean the sum of (i) with respect to each class of capital stock of the Company the product of (a) the highest consideration paid or payable for a share of such class of capital stock of the Company determined as described in the following paragraph and (b) the sum of (1) the total number of shares of such class of capital stock of the Company plus (2) the number of shares of such class issuable upon exercise of options, warrants or other rights, or conversion or exchange of securities, all as outstanding on the date of this letter and, without duplication, as thereafter issued or granted;
(ii) the aggregate face amount of any debt (including capital lease obligations) of the Company which is assumed, refinanced, repaid, or remaining outstanding or otherwise borne by the purchaser; (iii) without duplication the aggregate liquidation value of any preferred stock or other preferential interests redeemed or remaining outstanding; and
(iv) the fair market value of any assets of any of the shareholders of the Company that are purchased. Transaction Value excludes working capital items (including the Company's normal levels of accounts payable, accruals, and income taxes payable).

The determination of the "consideration paid or payable for a share of such class of capital stock" in connection with a Transaction shall include cash, securities (valued in accordance with the following paragraph), or other assets or consideration paid or payable by the purchaser or any of its affiliates, as the case may be, determined without regard to any allocations between the Company or its affiliates, including but not limited to but without duplication (i) assets (net of debt or payables) of the Company retained by the Company or its stockholders and affiliates, (ii) any deferred installments of the purchase price, (iii) any portion of the purchase price held in escrow subsequent to closing which is payable pursuant to the terms of the escrow arrangement, irrespective of whether such amounts are in fact paid, (iv) any extraordinary compensation paid directly or indirectly by the purchaser to principals, management or employees of the Company or affiliates of the Company in connection with or in anticipation of the Transaction, including but not limited to cash payments, stock or option grants, consulting arrangements and non-competition arrangements, (v) any payments to the Company or affiliates of the Company for non-competition agreements, (vi) any payments pursuant to earn-outs, royalties or other similar arrangements, (vii) any payments payable after closing upon the occurrence of certain contingencies or conditions or the satisfaction of certain earnings, sales levels or other performance objectives which are agreed to on or before the closing, irrespective of whether such amounts are in fact paid, and (viii) the amount of any dividends or other extraordinary payments or distributions to stockholders of the Company in connection with or in anticipation of the Transaction, and (ix) consideration paid by the purchaser or its affiliates to the Company or its affiliates as a deposit, reimbursement of expenses, liquidated damages, walk-away fee, or other arrangement.

In the event that all or a portion of the Transaction Value for a Transaction is paid in stock or other securities, deferred installments or other non-cash consideration, the amount of the Transaction Fee payable with respect to such items shall be determined on the basis of the fair market cash equivalent value of such non-cash consideration as of the date preceding the date of the Transaction as reasonably determined by Johnson and the Company, provided that the value of securities (received as consideration) which have an existing public trading market shall be determined by the mean of the closing bid and ask price for such securities during the 20 trading days prior to the closing date.

Any portion of the Transaction Fee which is payable with respect to any earn-out, royalty or similar arrangement where the amount payable is not a certain amount, shall be calculated and paid at the closing based upon the estimated net present value thereof as reasonably determined by Johnson and the Company.

If a Transaction takes the form of a purchase of assets and an assumption of liabilities, then the "Transaction Value" of the Company shall be deemed to include the amount of cash, securities, or other consideration paid to the Company, its shareholders, and affiliates in respect of the assets, plus the aggregate face amount of all liabilities, including accounts payable, accruals, and income taxes payable, assumed by the purchaser and its affiliates.

Unless other terms or arrangements are approved in writing by Johnson, the Transaction Fee shall be based upon and payable out of the total proceeds of a Transaction prior to any distribution to shareholders or fees paid to any other party.

This Agreement is governed by the laws of the State of Colorado, without regard to principles of conflicts of laws. The parties hereby submit to the exclusive jurisdiction of, and waive any venue objections against, District Court in and for Boulder County, Colorado, and consent to the personal jurisdiction of such court for the purposes of this Agreement.
 This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof, and except as otherwise explicitly provided, supersedes all prior understandings, written or oral, with respect to the subject matter hereof.

This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed to be an original but all of which shall constitute one and the same instrument.

If the terms set forth herein are acceptable to you, please so indicate by executing a copy of this letter in the space provided below and returning an executed counterpart to the undersigned.

Very truly yours,

InfoNow Corporation


By:/S/ Nahum Rand
   -----------------
	Nahum Rand, Chairman


Accepted and agreed to this
23 day of October, 1997

By:/s/ Michael W. Johnson
   _____________________________
     Michael W. Johnson


Mr. Michael W. Johnson
October 23, 1997

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